UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

CLARUS CORPORATION

‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾

(Name of Issuer)

Common Stock, $0.0001 par value

‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾

(Title of Class of Securities)

18270P109

‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾

(CUSIP Number)

Robert R. Schiller Schiller Gregory Investment Company, LLC 3940 Alhambra Drive West Jacksonville, FL 32207

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2017

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(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

CUSIP No. 18270P109	13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Schiller Gregory Investment Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,063,302
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,063,302
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,063,302
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 18270P109	13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Robert R. Schiller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,063,302
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,063,302
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,063,302
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 18270P109	13D/A	Page 4 of 6 Pages

Item 1. Security and Issuer.

This Amendment No. 2 (the “Amendment”) amends and supplements the Items set forth below of the Statement of Beneficial Ownership on Schedule 13D, originally filed by Robert R. Schiller (“Mr. Schiller”) and Schiller Gregory Investment Company, LLC, a Florida limited liability company (“SGIC” and together with Mr. Schiller, collectively, the “Reporting Persons”) with the Securities and Exchange Commission (“Commission”) on June 7, 2010 as further amended by Amendment No. 1 filed on February 28, 2012 with respect to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Clarus Corporation (the “Company”), a Delaware corporation, (collectively, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

This Amendment is filed by the Reporting Persons to report dispositions of shares of Common Stock which decreases their beneficial ownership (as such term is defined under Rule 13d-3 under the Exchange Act of 1934, as amended) of the Common Stock to below 5% of the Company’s outstanding shares of Common Stock. Other than as set forth in this Item 4, the Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may review their investment in the Company on a continuing basis, and to the extent permitted by law, may engage in discussions with other stockholders and/or with management and other members of the Board of Directors of the Company concerning the business, operations or future plans of the Company. Depending on various factors including, without limitation, the Company’s financial position, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, subject to their legal obligations, in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional shares of Common Stock, selling shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, taking any other action with respect to the Company or any of its securities in any manner permitted by law or changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a), (b) and (c). As of October 5, 2017, the Reporting Persons may be deemed to be the beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act of 1934, as amended) of, and has the sole power to direct the vote and disposition of 1,063,302 shares of Common Stock, constituting approximately 3.5% of the outstanding shares of Common Stock, which is comprised of 1,063,302 shares of Common Stock held by SGIC, of which Mr. Schiller is the sole manager.

CUSIP No. 18270P109	13D/A	Page 5 of 6 Pages

The percentage of Common Stock reported as beneficially owned is based upon 30,012,765 shares of Common Stock reported as outstanding as of August 2, 2017, in the Company’s most recent report on Form 10-Q for the quarter ended June 30, 2017, filed with the Commission on August 7, 2017.

The Reporting Persons have sold shares of Common Stock during the last 60 days as follows:

Date	Number of Shares	Price Per Share

9/20/17	12,132	$7.02

9/21/17	144	$7.03

9/21/17	39	$6.97

9/22/17	158	$7.07

9/25/17	319,500	$7.05

9/28/17	45,000	$7.65

9/29/17	63,775	$7.56

10/2/17	54,912	$7.89

(d). No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock reported by this Schedule 13D.

(e). As of September 25, 2017, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

[signature page follows]

CUSIP No. 18270P109	13D/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2017

/s/ Robert R. Schiller

Robert R. Schiller

SCHILLER GREGORY INVESTMENT

COMPANY, LLC

By: /s/ Robert R. Schiller

Name: Robert R. Schiller

Title: Sole Manager